SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 1)

T-NETIX, INC.
(Name of Subject Company)

T-NETIX, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

872597 10 9
(CUSIP Number of Class of Securities)

WAYNE A. JOHNSON II
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND CORPORATE SECRETARY
T-NETIX, INC.
2155 CHENAULT DRIVE, SUITE 410
CARROLLTON, TEXAS 75006
(972) 241-1535
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy To:

DARREL A. RICE
HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
(972) 651-5000

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

Introduction

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), originally filed with the Securities and Exchange Commission on February 3, 2004 by T-NETIX, Inc., a Delaware corporation (the “Company”), relating to the tender offer by TZ Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of TZ Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $4.60 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated February 3, 2004, a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Statement.

Item 4. The Solicitation or Recommendation

(b) Background of and Reasons for the Offer and the Merger.

Item 4 is hereby amended and supplemented by adding a new paragraph immediately following the second paragraph under the subsection entitled “Background of and Reasons for the Offer and the Merger,” which paragraph will read in its entirety as follows:

     Early in 2003, the Company was contacted by two of its shareholders regarding their operational, financial, and strategic concerns with the Company. One of these shareholders, an individual, continued to communicate with the Company over the following months, offering various financial projections, operational suggestions and strategic alternatives to the Company. In March 2003, this shareholder sent a letter to the Board outlining his background in finance and long-standing equity position with the Company and requesting that he be considered for an appointment to the Board. In May 2003, this individual communicated his proposal for a leveraged buyout of the Company at a price of $2.00 per share subject to due diligence and the receipt of suitable financing commitments. Throughout 2003, this shareholder continued to communicate with the Company concerning potential terms and structure for various transactions with the Company, as well as his personal valuation models for the Company’s stock price. The Board, however, ultimately concluded that this individual lacked the experience and access to capital that would be necessary to successfully complete any of the strategic alternatives that he proposed, and the Board did not consider him a qualified buyer for the Company. To date, this individual has not made an offer to purchase the Company pursuant to the procedures set out in the Merger Agreement.

Item 4 is hereby amended and supplemented by replacing the eighth paragraph under the subsection entitled “Background of and Reasons for the Offer and the Merger” with the following:

     On September 9, 2003, H. I. G. proposed a revised acquisition price of $3.40 to $3.75 per share of T-NETIX Common Stock. In response, Mooreland continued discussions with H. I. G., but also indicated to H. I. G. that the offered price range was inadequate. T-NETIX believed that its business justified a higher price range, especially in light of the settlement of the intellectual property infringement lawsuit that was announced on September 5, 2004 for $12 million plus future royalty rights. The outcome of this litigation suggested that T-NETIX may be able to successfully pursue similar litigation or settlements with other infringers of its intellectual property. Accordingly, Mooreland continued its efforts to identify other potential buyers.

Item 4 is hereby amended and supplemented by replacing the thirteenth and fourteenth paragraphs under the subsection entitled “Background of and Reasons for the Offer and the Merger” with the following:

     On October 15, 2003, the Strategic Planning Committee held a telephonic meeting to discuss further developments with H. I. G. and other potential buyers. At that meeting, Mooreland reported that H. I. G. had agreed to increase its acquisition proposal to $4.75 per share of Common Stock subject to a review of  T-NETIX’s intellectual property rights. Mooreland also reported that the Alternative Bidder had expressed concern about successfully obtaining debt financing for the acquisition given the historical financial difficulties of one of
T-NETIX’s direct competitors. The Alternative Bidder’s lending sources were concerned about the poor performance of this other company in  T-NETIX’s industry, and, as a result, were hesitant to commit funds for the acquisition. In this regard, the Alternative Bidder indicated that it would likely need to condition the closing of an acquisition of T-NETIX on the Alternative Bidder’s ability to obtain suitable financing.

     The Strategic Planning Committee met again by teleconference on October 17, 2003, at which time the Strategic Planning Committee was presented with a non-binding term sheet and exclusivity agreement submitted by H. I. G. The non-binding term sheet stated that the definitive documentation for H. I. G.’s offer would not contain a financing contingency. H. I. G.’s experience in telecommunications transactions and
H. I. G.’ s transaction track record and reputation in the financial community were discussed at this meeting. The Alternative Bidder had also submitted a preliminary term sheet for the acquisition of T-NETIX at a purchase price of $5.00 per share. It was noted that although the Alternative Bidder had a successful track record with respect to its buyout transaction activity, the Alternative Bidder did not have direct investment experience in the telecommunications industry. Accordingly, the Alternative Bidder was planning to retain a qualified third-party consultant to perform further telecommunications industry due diligence. At this meeting, the Strategic Planning Committee determined to make a presentation to the Board regarding the acquisition proposals received from H. I. G. and the Alternative Bidder.

     At a telephonic meeting of the Strategic Planning Committee held on October 22, 2003, Mooreland reported that the Alternative Bidder had made certain adjustments to its offer that reduced the offer to $4.55 per share. The Alternative Bidder then subsequently revised the adjustments to arrive at a new and final offer of approximately $4.95 per share of Common Stock, but this offer was also subject to several conditions and to further adjustment based on ultimate transaction expenses. H. I. G. had also made a revised offer of $5.00 per share of Common Stock, which was reported to be H. I. G.’s final offer. The Strategic Planning Committee discussed several terms and conditions of the Alternative Bidder’s offer which the Strategic Planning Committee believed made it less attractive than the H. I. G. offer. These conditions to the Alternative Bidder’s offer (the “Alternative Bidder Conditions”) included a $1.6 million “cap” on expenses of the Company in connection with the acquisition transaction, a reduction in the purchase price for any “change of control” severance expenses, reimbursement by the Company of up to $750,000 of the Alternative Bidder’s due diligence and other expenses in connection with the transaction, the requirement of a stable level of working capital between the date of the signing of a definitive acquisition agreement and the closing date, the receipt of suitable financing by the Alternative Bidder, requirements that debt and cash positions of the Company match projections, and the repayment of a portion of T-NETIX’s outstanding senior debt on terms and conditions satisfactory to the Alternative Bidder. H. I. G.’s offer did not contain any of the Alternative Bidder Conditions. Like H. I. G., the Alternative Bidder had expressed an interest in retaining key members of T-NETIX’s management team after the completion of the acquisition.

     The Strategic Planning Committee then gave further consideration to the track record of both H. I. G. and the Alternative Bidder in completing transactions in the telecommunications industry and discussed which bidder presented a lower risk of failing to close the proposed acquisition. After full consideration of the final offers of both bidders, the Strategic Planning Committee approved H. I. G.’s latest offer of $5.00 per share of Common Stock, and recommended that this offer be approved by the entire Board.

Item 4 is hereby amended and supplemented by replacing the seventeenth paragraph under “Background and Reasons for the Merger” with the following:

     On November 26, 2003, H.I.G. received additional data that showed T-NETIX would probably not achieve projected targets for revenues and earnings for the fourth quarter of 2003, and perhaps the first quarter of 2004, based on the Company’s revenues and earnings for the months of September and October 2003. On December 3, 2003, T-NETIX sent a letter to H.I.G. explaining the shortfall in these targets for revenues and earnings. Based on this information, on December 10, 2003, H.I.G. reduced their offer to $4.40 per share of T-NETIX common stock .

Item 4 is hereby amended and supplemented by replacing the eighteenth paragraph under “Background and Reasons for the Merger” with the following:

     The Strategic Planning Committee held a telephonic meeting on December 10, 2003 to discuss the reduction in the per share amount of H.I.G.’s offer, and their evaluation of the offer from the Alternative Bidder. The Strategic Planning Committee discussed the possibility of reinstituting discussions with the Alternative Bidder, in view of the reduction by H.I.G. in its offering price, as the initial exclusivity period with H.I.G. had expired. The Strategic Planning Committee decided not to reinstitute discussions with the Alternative Bidder for several reasons including, among others : (i) H.I.G. had hired professional advisors and had performed extensive due diligence, resulting in the reduction of their offer based on the Company’s shortfall in reaching its financial targets; as of December 10, the Alternative Bidder had performed significantly less due diligence than H.I.G., leading the Strategic Planning Committee to believe that the additional extensive due diligence that would be required for the Alternative Bidder to finalize a firm offer would likely result in both significant delay and a reduction of the Alternative Bidder’s offer to a price comparable to the reduced H.I.G. bid; (ii) the Committee perceived a higher risk that the transaction would not close because of the Alternative Bidder’s lack of experience in the telecommunications industry; (iii) the Committee was concerned as to the ability of the Alternative Bidder to obtain financing for the acquisition; (iv) the Alternative Bidder’s bid was subject to the Alternative Bidder Conditions, while the H.I.G. offer did not contain such conditions or any similar conditions; and (v) the Committee was concerned that by reinstituting discussions with the Alternative Bidder, they would risk losing the offer from H.I.G., with no assurance that the Alternative Bidder would actually enter into an agreement concerning the acquisition of the Company, or that if any such agreement were entered into, that the Alternative Bidder would actually close the acquisition.

     At this meeting, Mooreland advised the Committee of various strategies that could be used to persuade H.I.G. to raise its offer and other alternatives available to T-NETIX. The Strategic Planning Committee authorized Mooreland to continue negotiations with H.I.G. in an attempt to increase the amount of the offer, and recommended that the meeting of the Board scheduled for December 11, 2003 be postponed until after additional discussions with H.I.G. had taken place. In this regard, the Strategic Planning Committee authorized the extension of the exclusivity agreement between T-NETIX and H.I.G. to the extent necessary to continue negotiations, which action was subsequently approved by the Board by unanimous written consent.

(c) Reasons for the Board’s Conclusions

Item 4 is hereby amended and supplemented by replacing the first reason (“Company Operating and Financial Condition”) under the subsection entitled “Reasons for the Board’s Conclusions” with the following:

     1. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of T-NETIX, as well as the prospects and strategic objectives of T-NETIX, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which T-NETIX operates. Specifically, while T-NETIX’s recent operations had resulted in a net profit, T-NETIX had incurred significant losses in the past. Moreover, T-NETIX had not been able to access capital that was needed for the growth of its business on acceptable terms. Without this access to capital, the Board did not believe that T-NETIX’s operations would provide sufficient funds to permit the type of business expansion that would be necessary to increase stockholder value.

Item 4 is hereby amended and supplemented by replacing the third reason (“Strategic Alternatives”) under the subsection entitled “Reasons for the Board’s Conclusions” with the following:

     3. Strategic Alternatives. The Board considered a review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of securing a significant investment in T-NETIX to augment its equity capitalization, continuing to operate T-NETIX as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of T-NETIX through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative. The Board also considered the trends in the telecommunications industry and the strategic alternatives available to T-NETIX, including the alternative to remain an independent telecommunications company, the possibility of acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted with Mooreland over the past months to assist the Board in its evaluation of strategic alternatives. In reviewing the strategic alternatives that had become available in the process, the Board noted that T-NETIX had not found a suitable acquisition or merger opportunity that offered value superior to the Offer or that the Board believed was more likely to be consummated. In addition, the Board noted that T-NETIX had been unable to access the type of capital resources needed to implement a strategic growth strategy, and that T-NETIX’s cash flow from operations would not likely be able to provide sufficient liquidity for the type of strategic acquisitions needed to increase stockholder value.

Item 4 is hereby amended and supplemented by replacing the fourth reason (“Fairness Opinion”) under the subsection entitled “Reasons for the Board’s Conclusions” with the following:

     4. Fairness Opinion. The Board considered presentations from Updata Capital and the fairness opinion of Updata Capital rendered to the Strategic Planning Committee to the effect that based upon and subject to the considerations and assumptions set forth therein, the Offer Price of $4.60 cash per share was fair from a financial point of view to T-NETIX’s stockholders. In arriving at their opinion, Updata Capital, among other things, reviewed the Merger Agreement and certain related documents, reviewed financial information and other publicly available information of the Company, participated in discussions with the management of the Company concerning the operations, business strategy, financial performance and prospects of the Company, reviewed certain internal financial and operating information concerning the Company, including certain projections prepared by management, reviewed financial performance and trading data regarding the Company and compared them with similar data regarding public companies deemed comparable to the Company, reviewed the historical stock price of the Company’s common stock, and reviewed the financial performance of certain business combinations that Updata Capital believed to be generally comparable to the Merger. The financial and valuation analyses presented to the Strategic Planning Committee by Updata Capital included market prices and financial data relating to other companies engaged in businesses considered comparable to T-NETIX and the prices paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of T-NETIX. A copy of the written opinion rendered by Updata Capital to the Strategic Planning Committee, setting forth the procedures followed, the matters considered and the assumptions made by Updata Capital in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety.

Item 4 is hereby amended and supplemented by replacing the seventh reason (“Industry Conditions”) under the subsection entitled “Reasons for the Board’s Conclusions” with the following:

     7. Industry Conditions. The Board considered the fact that the telecommunications industry has experienced significant competition and consolidation in recent years, and many of T-NETIX’s competitors are significantly larger than T-NETIX. These competitors often have access to capital resources that are unavailable to T-NETIX. As a result, T-NETIX could be at a competitive disadvantage in its attempt to implement a successful, long-term growth strategy.

Item 9. Exhibits

     Item 9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description
(a)(9)	Press Release issued by T-NETIX, dated February 17, 2004, announcing the filing of a lawsuit (filed herewith).

Annex B-Information Statement

Board of Directors-Nominating and Corporate Governance Committee

Annex B is hereby amended and supplemented by replacing the second and third paragraphs under the subsection entitled “Nominating and Corporate Governance Committee” with the following:

     The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director candidates. The Nominating and Corporate Governance Committee periodically assesses the size of the Board, the backgrounds of the Company’s directors, and whether any director vacancies are expected in the near future due to retirement or otherwise. Based on these and other factors, the Nominating and Corporate Governance Committee then attempts to identify the areas where additional types of personal or professional experience would be helpful, and strives to select director candidates that possess the background and qualifications needed to achieve a diverse and competent Board. The Nominating and Corporate Governance Committee receives suggestions for potential director nominees from many sources, including members of the Board, advisors, and stockholders. Any such nominations, together with appropriate biographical information, should be submitted in accordance with the Company’s policies governing submissions of nominees discussed below. Any candidates submitted by a stockholder or stockholder group are reviewed and considered in the same manner as all other candidates.

     Qualifications for consideration as a Board nominee may vary according to the particular areas of expertise being sought as a complement to the existing Board composition. However, minimum qualifications include high level leadership experience in business activities, breadth of knowledge about issues affecting the Company, experience on other boards of directors and the availability and willingness to devote adequate time for Board duties, including meetings and consultation on the Company’s business matters. A Board nominee should have the highest personal and professional ethics, integrity, and values, an independent mind, and mature judgment. Additionally, a Board nominee must be prepared to represent the best interests of all the Company’s stockholders in Board activities. The Nominating and Corporate Governance Committee seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board, the Company and its stockholders. The Nominating and Corporate Governance Committee will select and recommend candidates for nomination as directors for stockholders to consider and vote upon at the Company’s annual meeting.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

T-NETIX, INC.

By:	/s/ Richard E. Cree

Name: Richard E. Cree Title: Chief Executive Officer

Dated: February 23, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(9)	Press Release issued by T-NETIX, dated February 17, 2004, announcing the filing of a lawsuit (filed herewith).